October 23, 2014

Via EDGAR

John P. Nolan

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prosperity Bancshares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 001-35388

Dear Mr. Nolan:

We have received your comment letter dated October 14, 2014 related to the filing referenced above. As previously discussed with you, we request an additional ten business days to gather the necessary data, and therefore, expect to provide our response to your comment letter no later than November 12, 2014.

Very truly yours,

/s/ Charlotte M. Rasche

Charlotte M. Rasche
Executive Vice President and General Counsel
80 Sugar Creek Center Boulevard
Sugar Land, TX 77478
charlotte.rasche@prosperitybankusa.com